Mail Stop 6010

June 9, 2006

Robert H. Bucher, Chairman and Chief Executive Officer
Adept Technology Inc.
3011 Triad Drive
Livermore, California  94551

Via U S Mail and FAX [(925) 245-3510]

        **Re:     Adept Technology Inc.**
               **Form 10-K for the fiscal year ended June 30, 2005**
               **File No.  0-27122**

Dear Mr. Bucher:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,


                                        Martin F. James
                                        Senior Assistant Chief Accountant